Exhibit 99.B(m)

SEI CATHOLIC VALUES TRUST

SHAREHOLDER SERVICES PLAN

WHEREAS, SEI Catholic Values Trust (the “Trust”) is engaged in business as an open-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and the Trust desires to compensate service providers who provide the services described herein (“Service Providers”) to clients (the “Clients”) who from time to time beneficially own certain classes of shares (the “Shares”) of certain portfolios of the Trust as listed in Schedule A attached hereto, as such Schedule may be amended from time to time (each, a “Class” and, collectively, the “Classes,” and each, a “Fund” and, collectively, the “Funds”); and

WHEREAS, the Trustees of the Trust have determined, in the exercise of their reasonable business judgment and in light of their fiduciary duties, that there is a reasonable likelihood that this Shareholder Services Plan (the “Plan”) will benefit the Funds and the Clients; and

WHEREAS, the Trustees of the Trust wish to adopt a plan under which Service Providers will provide to Clients some or all of the shareholder services stated in Section 2 herein.

NOW, THEREFORE, the Trustees of the Trust hereby adopt this Plan.

Section 1. The Trust has adopted this Plan to enable the Funds to directly or indirectly bear expenses relating to providing shareholder services to the Clients.

Section 2. The Trust will pay Service Providers a fee, not to exceed the annual rate specified in Schedule A to this Plan, with respect to the average daily net asset value of Shares of the relevant Fund and Class owned of record or beneficially by Clients with whom the Service Provider has a service relationship for shareholder services. Service Providers may use this fee to pay for shareholder services including, but not limited to, (i) maintaining accounts relating to Clients; (ii) arranging for bank wires; (iii) responding to Client inquiries relating to the services performed by Service Providers; (iv) responding to inquiries from Clients concerning their investment in Shares; (v) assisting Clients in changing dividend options, account designations and addresses; (vi) providing information periodically to Clients showing their position in Shares; (vii) forwarding shareholder communications from the Funds such as proxies, shareholder reports, annual reports, and dividend distribution and tax notices to Clients; (viii) processing purchase, exchange and redemption requests from Clients and placing orders with the Funds or their service providers; (ix) providing sub-accounting with respect to Shares beneficially owned by Clients; (x) processing dividend payments from the Funds on behalf of Clients; and (xi) providing such other similar services as a Fund may reasonably request to the extent the Service Provider is permitted to do so under applicable statutes, rules and regulations. Service Providers may also use this fee for payments to financial institutions and intermediaries such as banks, savings and loan associations, insurance companies and investment counselors, broker-dealers, mutual fund supermarkets and the Service Providers’ affiliates and subsidiaries as compensation for such services as are described herein. Payments under this Plan are not tied exclusively to the expenses for shareholder services actually incurred by a Service Provider, so that such payments may exceed expenses actually incurred by the Service Provider. In addition, the Trust’s investment adviser and principal underwriter may, at their option and in their sole discretion, make payments from their own resources to cover additional costs associated with the provision of shareholder services to the Trust.

Section 3. This Plan shall not take effect with respect to any Class of Shares of any Fund until it has been approved, together with the forms of any related agreements, by votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees (as defined in Section 8 herein), at a meeting of the Board of Trustees.

Section 4. This Plan shall continue in effect until terminated as provided in Section 6.

Section 5. During the existence of this Plan, the Trust shall require the Distributor or any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement to provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended with respect to each Fund, and shall furnish the Board of Trustees of the Trust with such other information as the Board of Trustees may reasonably request in connection with payments made under the Plan.

Section 6. This Plan may be terminated at any time, with respect to any Class of Shares of any Fund listed in Schedule A, without payment of any penalty, at any time by votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees (as defined in Section 8 herein). This Plan may remain in effect with respect to a Fund or Class of a Fund even if the Plan has been terminated in accordance with this Section 6 with respect to another Fund or another Class of the same Fund.

Section 7. All agreements with any person relating to the implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees (as defined in Section 8 herein), on not more than 60 days’ written notice to any other party to the agreement.

Section 8. As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the term “interested person” shall have the meaning specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the U.S. Securities and Exchange Commission.

Section 9. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

Section 10. This Plan shall not obligate the Trust or any other party to enter into an agreement with any particular person.

Section 11. This Plan may be amended at any time by the Board of Trustees, provided that any material amendment of this Plan shall be effective only upon approval in the manner provided in Section 3 herein.

Section 12. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

Dated as of: March 24, 2015

Schedule A

Dated March 24, 2015 to the

Shareholder Services Plan dated March 24, 2015

Fund	Class of Shares	Shareholder Services Fee

Catholic Values Equity Fund	Class A	0.25%
Catholic Values Fixed Income Fund	Class A	0.25%